Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF DESIGNATIONS OF

SERIES D PREFERRED STOCK OF

MIKROS SYSTEMS CORPORATION

Mikros Systems Corporation, a Delaware corporation (the “Corporation”), does hereby certify that:

1.     This Certificate of Amendment (this “Amendment”) amends the provisions of the Corporation’s Certificate of Designations of the Series D Preferred Stock (the “Certificate of Designations”) filed with the Secretary of State of Delaware on March 31, 1994.

2.     That the Board of Directors of the Corporation has duly adopted resolutions setting forth a proposed amendment of the Certificate of Designations, declaring said amendment to be advisable to the stockholders of the Corporation entitled to vote thereon.

3.     The Board of Directors of the Corporation (the “Board”), in accordance with the Delaware General Corporation Law (the “DGCL”), adopted the resolution set forth below proposing and declaring advisable the following amendment to the Certificate of Designations of the Corporation (the “Amendment”):

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to Section 242 of the DGCL, Section (c) of the Certificate of Designations be amended and restated in its entirety to read as follows:

“(c) Redemption.  The Corporation shall have the right at any time to redeem all or any portion of the then outstanding shares of Series D Preferred Stock (a “Series D Redemption”) in exchange for a combination of cash and shares of the Corporation’s Common Stock, at a price per Share equal to $0.36232 in cash and 5.072464 shares of Common Stock, (the “Redemption Price”).

Any such Series D Redemption shall occur no less than 30 days following a written notice (the “Redemption Notice”) from the Corporation to the holders of the shares of Series D Preferred Stock. Each Redemption Notice shall state:

(1)     the number of shares of Series D Preferred Stock held by the holder that the Corporation shall redeem;

(2)     the date on which such shares of Series D Preferred Stock shall be redeemed (the “Redemption Date”);

(3)     the Redemption Price;

(4)     that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series D Preferred Stock to be redeemed.

On or before the Redemption Date, each holder of Shares of Series D Preferred Stock shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and place designated in the Redemption Notice, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated in the Redemption Notice. Each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable Redemption Price to the holder of record of such certificate

If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series D Preferred Stock to be redeemed on such Redemption Date is paid or available to be paid in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series D Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

Any shares of Series D Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. The Corporation may not exercise any voting or other rights granted to the holders of Series D Preferred Stock following redemption.

Any notice required or permitted by the provisions of this Section (c) to be given to a holder of shares of Series D Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.”

4.     Thereafter, pursuant to the resolutions of the Board and in lieu of a meeting and vote of stockholders, the holders of seventy five percent (75%) of the outstanding shares of Series D Preferred Stock of the Corporation have consented to the Amendment in accordance with the provisions of Section 228 of the DGCL.

5.     This Amendment was duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the DGCL.

6.     This Amendment shall be effective upon filing.

IN WITNESS WHEREOF, this Amendment of Certificate of Designations has been executed by a duly authorized officer of the corporation this 2nd day of June, 2016.

MIKROS SYSTEMS CORPORATION

By:	/s/ Patricia Kapp
Name: Patricia Kapp
Title: Secretary and Treasurer